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                             August 8, 2022

       Gunther Plosch
       Chief Financial Officer
       The Wendy's Company
       One Dave Thomas Blvd.
       Dublin, OH 43017

                                                        Re: The Wendy's Company
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Filed March 1, 2022
                                                            File No. 001-02207

       Dear Mr. Plosch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2022

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Results of Operations, page 38

   1. We note your presentation of Restaurant Margin. Please expand your disclosure to explain the limitations
on the usefulness of company-operated restaurant margins to
                                                        emphasize that it
excludes costs that are necessary to support the operations of your restaurants. This
comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended
April 3, 2022.
   2. Your results of operations year-to-year comparison for revenue identifies multiple factors for material changes in
each of the revenue categories without quantifying the impact of each. Please quantify
the change for each of the factors that you cite. Refer to Item
                                                        303(b) of Regulation
S-K.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Gunther Plosch
The Wendy's Company
August 8, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGunther Plosch                          Sincerely,
Comapany NameThe Wendy's Company
                                                          Division of
Corporation Finance
August 8, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName